UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   March 2018

File No.   000-55193

Alianza Minerals Ltd.

 (Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    FORM 20-F   ☒  FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

(Registrant)

Dated: July 5, 2018	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1

News Release dated March 27, 2018

99.2

News Release dated April 16, 2018

99.3

News Release dated April 18, 2018

99.4

News Release dated April 27, 2018